SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FURTHER RE DIRECTOR APPOINTMENT

2 June, 2017

Ryanair Holdings plc ("Ryanair" and/or the "Company") announced the appointment of Mr Stan Mc Carthy to the Board of Directors of the Company on 26 May, 2017.

The Company hereby makes the following additional disclosures/confirmations in respect of Mr Mc Carthy in compliance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Mr Mc Carthy held a directorship in Kerry Group PLC during the last five years. He continues to hold this directorship.

The Company hereby confirms that Mr Mc Carthy has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Juliusz Komorek
Company Secretary
Tel: 00 3531 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 June, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary